SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 5)

                   LABORATORY CORPORATION OF AMERICA HOLDINGS
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                                (Name of Issuer)

                         COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)

                                  5054OR 10 2
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                                 (CUSIP Number)

                                Peter R. Douglas
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 6, 2001
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            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

          Note. This document is being electronically filed with the Commission using the EDGAR system. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
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CUSIP No. 5054OR 10 2                    13D                  Page 2 of 4 Pages

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Roche Holdings, Inc.     51-0304944
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                    (b) [ ]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS
             WC
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e).                                      [ ]
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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   NUMBER OF     7  SOLE VOTING POWER         10,705,074 shares of Common Stock
     SHARES     ---------------------------------------------------------------
  BENEFICIALLY   8  SHARED VOTING POWER       N/A
    OWNED BY    ---------------------------------------------------------------
      EACH       9  SOLE DISPOSITIVE POWER    10,705,074 shares of Common Stock
   REPORTING    ---------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER  N/A
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    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,705,074 shares of Common Stock
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                             [ ]
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             15.29% of Common Stock
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    14       TYPE OF REPORTING PERSON
             CO, HC
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     The following information amends and supplements the Schedule 13D dated April 28, 1995, as previously amended (as so amended, the "Schedule 13D").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     On June 6, 2001, Holdings sold 6 million shares of the Company's Common Stock in an underwritten public offering at a price of $137.50 per share. Immediately following the sale, Holdings owned 5,352,537 shares of the Company's Common Stock. Upon the distribution on June 11, 2001 of the Company's 2-for-1 stock dividend, the number of shares held by Holdings increased to 10,705,074 shares.

Item 5. Interest in Securities of the Issuer

     (a) After giving effect to the sales described in Item 4, Holdings beneficially owns 10,705,074 shares or 15.29% of the Company's Common Stock.

     (b) Except as set forth herein, no transactions in the Common Stock have been effected during the past 60 days by Holdings.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

     Dated: June 13, 2001

                                                       ROCHE HOLDINGS, INC.


                                                       By: /s/ Marcel Kohler
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                                                          Name:  Marcel Kohler
                                                          Title: Secretary


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